Exhibit 99.1

 For Immediate Release

INVESTOR CONTACT: Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	MEDIA CONTACT: Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

Elan Issues Statement Regarding Federal Court Ruling on Tysabri® Collaboration
Agreement

DUBLIN, IRELAND – September 3, 2009 – Elan Corporation, plc (NYSE: ELN) today issued the following statement regarding a ruling made by the United States District Court for the Southern District of New York that Elan has breached its Collaboration Agreement with Biogen Idec for the development and marketing of Tysabri:

We respect the Court’s decision and the expedited attention in this matter.  We are committed to working with Johnson & Johnson to close the transaction as quickly as possible, consistent with the Biogen-Elan Tysabri Collaboration Agreement.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that the proposed transaction with Johnson & Johnson can be restructured in a manner that will comport with the Court’s ruling and the terms of the Biogen Idec Collaboration Agreement and be acceptable to Johnson & Johnson and Elan. Even if such a restructuring can be agreed to, the restructured deal may be on terms materially less favorable to Elan than those currently proposed.  In addition, there can be no assurance as to when, or if, such a restructured transaction will complete.  A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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